FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Group pretax income was Y211.5bn and net income was Y145.6bn, up 96% and 97% QoQ, respectively

•	Wealth Management had record-high recurring revenue, recurring revenue assets, and net inflows into recurring revenue assets; Recurring revenue cost coverage ratio rose to 76%

•	Best Investment Management performance since division established; AuM reached all-time high of Y156trn

•	Wholesale net revenue and pretax income hit record highs; Strong Global Markets performance driven by Equities, and Investment Banking 1Q net revenue exceeded Y50bn for the first time

•	Banking reported solid revenues from lending and trust and agent operations; Newly launched deposit sweep service saw growth in contracts and deposit balances

•	Earnings per share was Y48.34; First quarter ROE was 15.4%

Tokyo, July 29, 2026—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2027.

Net revenue for the first quarter was 686.7 billion yen (US$4.2 billion)1, increasing 19 percent quarter on quarter and 31 percent year on year. Income before income taxes increased 96 percent from last quarter and 32 percent compared to the first quarter last year to 211.5 billion yen (US$1.3 billion). Net income attributable to Nomura Holdings shareholders was 145.6 billion yen (US$895 million), up 97 percent quarter on quarter and 39 percent year on year.

“Our fiscal year is off to a very strong start. In the first quarter, ROE was 15.4 percent and pretax income from our four business divisions was 213.0 billion yen. This represents solid progress toward our new 2030 targets of ROE of 10 to 12 percent or more and annual pretax income of at least 750 billion yen,” said Kentaro Okuda, Nomura President and Group CEO.

“In our Wealth Management Division, recurring revenue, recurring revenue assets, and net inflows into recurring revenue assets all hit record highs as our asset management business gained traction. Asset purchases were also strong, mainly in investment trusts and discretionary investment contracts, and the recurring revenue cost coverage ratio rose to 76 percent.

“In Investment Management, assets under management reached an all-time high of 156 trillion yen. The division had its best quarterly performance, underpinned by higher management fees in Japan and overseas, as well as inflows into a newly launched active emerging market equity fund managed by Nomura Asset Management International.

“In Wholesale, our continued focus on stability, growth, and diversification bore fruit. The operating leverage that came from revenue growth helped to improve our cost-to-income ratio, resulting in record Wholesale net revenue and pretax income. Global Markets net revenue reached a new high, mainly driven by Equities, and Investment Banking’s first-quarter net revenue exceeded 50 billion yen for the first time.

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US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 162.61 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2026. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“In our Banking Division, growth in loans outstanding and investment trust balances helped drive net revenue and pretax income higher quarter on quarter. The launch of our deposit sweep service also helped deepen collaboration with Wealth Management, and contracts and deposit balances grew steadily.

“These results reflect the transformation of our business model, the strengthening of our platform in Japan and overseas, and closer collaboration across the group.

“We will continue to grow revenues in each division, enhance cross-divisional synergies, drive company-wide structural reforms, and maintain disciplined capital allocation as we pursue our 2030 management vision of Reaching for Sustainable Growth.”

Divisional Performance

Wealth Management

(billions of yen)	FY2026/27 1Q	QoQ	YoY
Net revenue	145.4	9%	37%
Income (loss) before income taxes	71.1	16%	83%

Wealth Management reported net revenue of 145.4 billion yen, increasing 9 percent quarter on quarter and 37 percent from the same period last year. Income before income taxes was 71.1 billion yen, up 16 percent quarter on quarter and 83 percent year on year.

Wealth Management saw recurring revenue, recurring revenue assets, and net inflows into recurring revenue assets all reach record highs as the asset management business gained traction. The recurring revenue cost coverage ratio rose to 76 percent, and the pretax profit margin was high at 49 percent.

Investment Management

(billions of yen)	FY2026/27 1Q	QoQ	YoY
Net revenue	98.3	14%	94%
Income (loss) before income taxes	45.0	148%	109%

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Investment Management net revenue was 98.3 billion yen, increasing 14 percent quarter on quarter and 94 percent year on year. Income before income taxes was 45.0 billion yen, up 148 percent from last quarter and 109 percent from the same quarter last year.

Investment Management had its best performance since the division was established. Assets under management rose to an all-time high of 156 trillion yen, and management fees increased in Japan and overseas, including at acquired businesses. Increased gain/loss related to American Century Investments contributed to revenue growth.

Wholesale

(billions of yen)	FY2026/27 1Q	QoQ	YoY
Net revenue	369.1	20%	41%
Income (loss) before income taxes	93.3	116%	123%

Wholesale reported net revenue of 369.1 billion yen, higher by 20 percent quarter on quarter and 41 percent year on year. Income before income taxes was 93.3 billion yen, up 116 percent from last quarter and 123 percent from the previous year.

Wholesale’s continued focus on stability, growth, and diversification bore fruit, with net revenue and pretax income both reaching record highs. In Global Markets, Equities net revenue rose by more than 40 percent from the previous quarter, helping drive overall revenues. Investment Banking booked its best-ever first-quarter net revenue, at 50.4 billion yen.

Banking

(billions of yen)	FY2026/27 1Q	QoQ	YoY
Net revenue	15.2	5%	19%
Income (loss) before income taxes	3.6	19%	1%

Banking reported net revenue of 15.2 billion yen, up 5 percent from the previous quarter and 19 percent year on year. Income before income taxes was 3.6 billion yen, increasing 19 percent from last quarter and 1 percent from the previous year.

Banking booked solid revenues from its lending and trust and agent operations. The division launched its deposit sweep service, and contracts and deposit balances grew steadily.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

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Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2026 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

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